EXHIBIT 4.3

EXHIBIT A

STATE BANCORP, INC.
AMENDMENT NO. 2 (EFFECTIVE FEBRUARY 17, 2011) TO THE
AMENDED AND RESTATED
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN NO. 2

Whereas, State Bancorp, Inc. (the “Company”) adopted the Dividend Reinvestment and Stock Purchase Plan on May 23, 2000, amended and restated such plan on July 29, 2008 (the “Amended and Restated Dividend Reinvestment and Stock Purchase Plan No. 2”) and amended the Amended and Restated Dividend Reinvestment and Stock Purchase Plan No. 2 on January 27, 2009 (collectively, the “Plan”); and

Whereas, Section 15 of the Plan provides that the Company shall have complete authority to, among other things, amend the Plan; and

Whereas, the Company wishes to amend the Plan to modify the determination of the minimum price at which the Company may sell shares of its Common Stock under the Plan.

Now, Therefore, Section 8.02(b) of the Plan shall be amended in its entirety to read as follows:

“The purchase price to each Participant of Common Stock purchased from the Company shall not be less than the greater of (i) eighty-five (85%) of the Fair Market Value of the Common Stock on the last business day of the calendar quarter or any subsequent month immediately preceding the Investment Date involved or (ii) the par value of the Common Stock.  The purchase price per share allocated to each Participant of Common Stock purchased on the open market shall normally be the weighted average purchase price of all Common Stock so purchased under the Plan each quarter.”

In Witness Whereof, this Amendment has been executed by the undersigned officer of State Bancorp, Inc. pursuant to authority given by the Board of Directors.

State Bancorp, Inc.

By: /s/ Patricia M. Schaubeck
Name: Patricia M. Schaubeck
Title:   General Counsel